Mail Stop 3561

December 22, 2008

Dr. Alejandro Quesada
President and Chief Executive Officer
Coronado Corp.
Tibas del Correo
50 metros Norte y 25 metros al Este
San Jose, Costa Rica

> **Re: Coronado Corp.**
> **Form 10-K/A for the Fiscal Year Ended March 31, 2008**
> **Filed December 17, 2008 and**
> **Supplemental Response filed December 17, 2008**
> **File No. 333-135037**

Dear Dr. Quesada:

We have reviewed your amended filings and supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended March 31, 2008

Report of Independent Registered Public Accounting Firm, page 17

1. We reviewed your response to our prior comment one of our letter dated December 3, 2008, noting your independent accountant conducted their audit of you from Nevada. Please advise your independent accountant to expand their discussion of how the audit was performed. Specifically:

- Tell us the procedures that were performed to audit the machinery and equipment and leasehold improvement balances at March 31, 2008. Clarify how existence of these items was verified.
- Once the Registrant commences operations and generates revenue, tell us how you plan to audit this Registrant and the procedures you plan to perform. Clarify if your plans include performing a part of the audit in Costa Rica.

Disclosure Controls and Procedures

2. We reviewed your revised disclosure in response to our prior comment two. Your response did not address our comment, thus the comment will be reissued. We note that in light of the deficiencies in management's annual report on internal control over financial reporting, please consider whether management's failure to provide a complete report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. If you continue to believe your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.

Management's Report On Internal Control Over Financial Reporting

3. We note you have revised your conclusion that your internal control over financial reporting was not effective as of December 31, 2007. Please explain to us the factors that resulted in the revision of your conclusion. Considering your revised conclusion, please revise to disclose the following:
- the basis for your ineffective conclusion (e.g. discovery of a material weakness)
- the nature of any material weaknesses
- when the material weakness, if any, was identified, by whom it was identified and when the material weakness first began
- the impact of the material weakness on your financial reporting and the control environment, and
- management's current plans, if any, to remediate the weakness.

Other Exchange Act Reports

4. Please revise your other Exchange Act reports, as necessary, to comply with the comments above. Specifically, note our comment above regarding your disclosure controls and procedures.

  As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian K. Bhandari, Branch Chief, at (202) 551- 3390 if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

        Tia Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel and
        Health Care Services